Form 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Name and Address of Reporting Issuer

NovaGold Resources Inc. (“NovaGold” or the “Company”)
Suite 2300
200 Granville Street
Vancouver, BC V6C 1S4

Item 2.	Date of Material Change

March 4, 2010

Item 3.	News Release

A press release announcing the material changes referred to in this report was disseminated by Marketwire on March 4, 2010 and filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Item 4.	Summary of Material Change

On March 4, 2010, NovaGold announced that Donlin Creek LLC (“DCLLC”) and Calista Corporation (“Calista”) approved certain amendments to the lease for subsurface and surface rights in connection with the Donlin Creek property.

Item 5.	5.1 - Full Description of Material Change

On March 4, 2010, NovaGold announced that DCLLC and Calista approved certain amendments to the lease for subsurface and surface rights in connection with the Donlin Creek property. The existing lease covers the subsurface rights for the entire Donlin Creek mineral reserves and resources. All amounts are in U.S. dollars.

Among other things, the amendments provide for (i) the lease of certain additional lands that may be required for the development of the property, (ii) an extension of the term of the lease to April 30, 2031 and automatically year to year thereafter, so long as either mining or processing operations are carried out on or with respect to the property in good faith on a continuous basis in such year, or DCLLC pays to Calista an advanced minimum royalty of US$3,000,000 (subject to adjustment for increases in the Consumer Price Index) for such year, (iii) the elimination of Calista’s option to acquire a 5% to 15% participating operating interest in the project and replacement with the payment to Calista of a net proceeds royalty equal to 8% of the net proceeds realized by DCLLC at the project after deducting certain capital and operating expenses (including an overhead charge, actual interest expenses incurred on borrowed funds and a 10%

per annum deemed interest rate on investments not made with borrowed funds), and (iv) an increase in the advanced minimum royalties payable to Calista under the lease to US$500,000 for the year ending April 30, 2010, increasing on an annual basis thereafter until reaching US$1,000,000 for each of the years 2015 to 2024 inclusive and US$2,000,000 for each of the years 2025 to 2030 inclusive. All advance minimum royalties paid to Calista continue to be recoverable as a credit against Calista’s existing net smelter royalty under the lease agreement, which remains unchanged.

5.2 – Disclosure for Restructuring Transactions

None.

Item 6.	Reliance on subsection 7.1(2) and (3) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

The following senior officer of NovaGold is knowledgeable about the material change and may be contacted by any of the Securities Commissions with respect to the change:

Robert J. (Don) MacDonald
Telephone: (604) 669-6227
Fax: (604) 669-6272

Item 9.	Date of Report

March 11, 2010